Exhibit (k)(1)(e)

StepStone Group Private Wealth LLC 128 S Tryon St., Suite 1600

Charlotte, NC 28202

Re: Amendment to Administration Agreement for StepStone Private Credit Income Fund Dear Sir or Madam:

As you know, we are party to an Administration Agreement dated as of April 16, 2024, with respect to StepStone Private Credit Income Fund (the “Agreement”). Please be advised that, pursuant to the terms of the Agreement, we wish to amend the Agreement to revise the fee schedule effective as of April 1, 2025. The proposed amended Schedule A to the Agreement is attached hereto.

Regards,

STEPSTONE GROUP PRIVATE WEALTH LLC

By: /s/ Tim Smith

Name: Tim Smith

Title: CFO & COO Accepted and Agreed to:

STEPSTONE PRIVATE CREDIT INCOME FUND

By: /s/ Dean Caruvana

Name: Dean Caruvana

Title: Secretary and CCO

Exhibit (k)(1)(e)

StepStone Private Credit Income Fund

Schedule A Fees

Net Assets	Annual Rate
First $500 million	0.205%
Next $500 million	0.12%
Assets over $1 billion	0.11%

Exhibit (k)(1)(e)